GREENWICH CAPITAL


March 31. 2002




Mr. Greg Sullivan
Chief Executive Officer
Ugly Duckling Corporation
4020 East Indian School Road
Phoenix, AZ 85018

Dear Greg:

By execution of this letter Greenwich Capital Financial Products, Inc. ("Greenwich") hereby grants Ugly Duckling Corporation and its related subsidiaries a waiver of the Debt to EBITDA Ratio as contained in Section 7.15 of the Ugly Duckling Corporation Master Loan and Security Agreement dated April 13, 2001 (the "Agreement"), for the quarter ended March 31, 2002.

Except as expressly amended hereby, the Agreement shall remain in full force and
effect  in  accordance  with  its  terms,  without  any  waiver,   amendment  or
modification of any provision thereof

Sincerely,

GREENWICH CAPITAL FINANCIAL PRODUCTS, INC.




Ira J. Platt
Senior Vice President













Greenwich Capital Markets, Inc. 600 Steamboat Road Greenwich,  Connecticut 06830
Telephone: (203) 625-2700